Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 13, 2014

Relating to Preliminary Prospectus Supplement dated May 13, 2014 to Prospectus dated March 4, 2014

Registration Nos. 333-194301 and 333-194301-01

REGENCY CENTERS, L.P.

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB

Security:	3.75% Notes due 2024 (the “Notes”)

Principal Amount:	$250,000,000

Trade Date:	May 13, 2014

Settlement Date (T+3):	May 16, 2014

Interest Payment Dates:	June 15 and December 15, commencing on December 15, 2014

Maturity Date:	June 15, 2024

Coupon (Interest Rate):	3.75% per annum

Price to Public:	99.482% of principal amount, plus accrued interest, if any, from the date of original issuance

Net Proceeds:	$247,080,000 (after deducting the underwriting discount and before expenses associated with the transaction)

Benchmark Treasury:	U.S. Treasury 2.50% due May 15, 2024

Benchmark Treasury Price / Yield:	99-00+ / 2.612%

Spread to Benchmark Treasury:	+120 basis points

Yield to maturity:	3.812%

Redemption Provision:	In full or in part at any time; prior to March 15, 2024, make-whole call based on U.S. Treasury plus 0.20% (20 basis points) and, on or after March 15, 2024, redeemable at 100%.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	75884R AT0 / US75884RAT05

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.

Co-Managers:

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Comerica Securities, Inc.

Mizuho Securities USA Inc.

Mitsubishi UFJ Securities (USA), Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or email: cmclientsupport@wellsfargo.com or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or email: dg.prospectus_requests@baml.com.